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SEC FILE NUMBER
8-26128

SEC Mail Processing

OCT 06 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/30/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liberty Investment Counsel, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13150 Watertown Plank Road Suite 203

(No. and Street)

Elm Grove	Wisconsin	53122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Peterson	262-388-0902	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jason E. Jendrach

(Name – if individual, state last, first, and middle name)

4811 South 76th Street Suite 415	Greenfield	WI	53220
(Address)	(City)	(State)	(Zip Code)

11/4/2014	6056
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Richard Peterson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Liberty Investment Counsel, Ltd, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

NOTARY PUBLIC
RAYMUNDO GUARDIOLA
STATE OF WISCONSIN

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, WI 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have audited the accompanying statement of financial condition of Liberty Investment Counsel, Ltd. as of June 30, 2022, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Liberty Investment Counsel, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Liberty Investment Counsel, Ltd.'s financial statements. The supplemental information is the responsibility of Liberty Investment Counsel, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
August 13, 2022

LIBERTY INVESTMENT COUNSEL, LTD.

AUDITED FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2022

Liberty Investment Counsel ,Ltd.
Statement of Financial Condition
6/30/2022

Assets

Current Assets	
Cash	10,013
Commissons receivable	1,000
Prepaid Expenses	350
Total current assets	11,363
Other Assets	
Deferred tax asset	1,850
Total Assets	13,213

Liabilities and Stockholder's Equity

Current Liabilities	
Commissions payable	600
Other accounts payable	2,760
Total Current Liabilities	3,360
Stockholder's Equity	
Common stock	12,000
Less treasury stock	-6,000
Retained earnings	3,853
Total stockholder's equity	9,853
Liabilities + Stockholder's equity	13,213

Liberty Investment Counsel, Ltd.
Income & Expenses
7/1/2021-6/30/2022

<u>Revenue</u>	
Commissions	19,330
Other	0
	19,330
<u>Expenses</u>	
Commissions	14064
FINRA	2050
Audit	2000
Other	1165
	19279
Net Income	51

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
Year Ended June 30, 2022

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Liberty Investment Counsel, Ltd. (the Company) is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business Activity

The Company was incorporated in the state of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA". The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Bad Debts

The Company uses the direct write off method to account for bad debts. As such, they are expense when determined to be bad. There were no accounts written off during the year ended June 30, 2022.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for operating losses that are available to offset future taxable income.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. This guidance prescribes a recognition threshold and management attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of June 30, 2017, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statement.

The Company is no longer subject to U.S. federal income tax examinations for years ending before June 30, 2014. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before June 30, 2013.

Note 2 – Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company's net capital and required net capital were $5,000 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.50 to 1.

Note 3 – Common Stock

As of June 30, 2022, common stock consisted of 3,000 authorized, 3,000 issues and outstanding no par value shares.

Note 4 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2022. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 – Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 – Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2022 that will expire over the following years:

Year Ending June 30	Amount
2028	$ 103
2029	1,048
2031	162
2032	294
2033	688
2034	80
2035	850
TOTAL	$ 3,225

Note 6 – Income Taxes (continued)

The Company has a deferred tax asset of approximately $1,842 due to these net operating loss carryforwards.

Note 7 – Related Parties

During the year, the owner of the Company earned $19,330 in commissions. The commission payable at June 30, 2022 included $600 of commission due to the owner of the Company.

Note 8 – Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended June 30, 2022 through August 13, 2022 the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Liberty Investment Counsel, Ltd.
Statement of Changes in Financial Condition
Year Ended June 30, 2022

Cash Flow From Operating Activities		
Net Income	$	51
Adjustments To Reconcile Net Income To Net Cash Used In Operating Activities:		
Changes in Operating Assets and Liabilities:		
Commissions Payable		760
Net Cash Used In Operating Activities		811
Net Decrease In Cash		811
Cash - Beginning of Year		9,202
Cash - End of Year	$	10,013

Liberty Investment Counsel, Ltd.
Statement of Changes In Stockholder's Equity
Year Ended June 30, 2022

		Common Stock		Retained Earnngs		Treasury Stock		Total Stockholder's Equity
Balance, June 30, 2020	$	12,000	$	3,802	$	(6,000)	$	9,802
Net Income		-		51		-		51
Balance, June 30, 2021	$	12,000	$	3,853	$	(6,000)	$	9,853

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
Year Ended June 30, 2022

Net Capital Computation		
Stockholder's Equity at Year End	$	9,853
Deductions:		
Nonallowable Assets:		
Commissions Receivable		1,000
Other Assets		1,850
Prepaid Expenses		350
Net Capital	$	6,653
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	252
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Computation of Aggregate Indebtedness		
Total Liabilities	$	3,360
Ratio of Aggregate Indebtedness		0.51

LIBERTY INVESTMENT COUNSEL, LTD.
Member S.I.P.C. & FINRA
700 Pilgrim Parkway
Suite 300
Elm Grove, WI 53129
262-388-0902
dickpeterson75@gmail.com

Rule 15c3-3 Exemption Report

Liberty Investment Counsel, Ltd. (LIC) is exempt from compliance reporting under SEC Rule 15c3-3 since it meets the provision set forth in paragraph (k)section(1) : mutual funds and/or variable annuities only.There have been no exceptions to this policy during the past fiscal year - 7/1/21- 6/30/22.

Richard Peterson
President
8/17/22
Date

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Liberty Investment Counsel, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Liberty Investment Counsel, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k)(1) under which Liberty Investment Counsel, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3 and Liberty Investment Counsel, Ltd. stated that Liberty Investment Counsel, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Investment Counsel, Ltd. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Superior Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC
August 13, 2022
Greenfield, Wisconsin

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Liberty Investment Counsel, LTD,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended D June 30, 2021, which were agreed to by Liberty Investment Counsel, LTD, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liberty Investment Counsel, LTD's compliance with the applicable instructions of Form SIPC-7. Liberty Investment Counsel, LTD's management is responsible for Liberty Investment Counsel, LTD's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2022, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting and Professional Services, LLC

Greenfield, Wisconsin

Jendrach Accounting And Professional Services, LLC
4811 South 7th Street, Suite 415
Greenfield, WI 53202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - TENURE

To the Stockholder of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have been the auditor of Liberty Investment Counsel, Ltd. since our first audit of the company's financial statements for the year ended June 30, 2017.

Jendrach Accounting & Professional Services, LLC
August 13, 2022
Greenfield, Wisconsin